Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: September 26, 2007

Employee Memo: Update on Proposed Merger with URS Corporation

Sept. 26, 2007

Dear Fellow Washington Group International Employee:

I am pleased to inform you that we’ve reached another milestone in our merger with URS Corporation. The U.S. Securities and Exchange Commission has cleared Washington Group’s and URS’ joint proxy statement/registration statement and it will now be distributed to Washington Group and URS stockholders.

As you know, on May 27, 2007, we executed a definitive agreement providing for the acquisition of Washington Group International by URS Corporation.  The transaction is subject to the approval of the merger agreement by Washington Group stockholders, the approval of URS’ issuance of shares in the transaction by URS stockholders, and the satisfaction or waiver of other customary closing conditions.

The joint proxy statement/registration statement contains detailed information regarding the proposed merger as well as the upcoming Washington Group and URS stockholder meetings.  You may view the joint proxy statement/registration statement at www.urs-wng.com or request it by e-mailing investor.relations1@wgint.com.

Both companies will hold stockholder meetings on Oct. 30, 2007, for stockholder consideration of the transaction.  For Washington Group, approval of the transaction requires the affirmative vote of the holders of a majority of all issued and outstanding shares of Washington Group common stock. If Washington Group and URS stockholders approve the transaction on Oct. 30, the merger is expected to be completed in early November. Until then, Washington Group and URS will continue to remain separate and independent companies and the most important thing all of us can do is stay focused on the job at hand at Washington Group.

Joining the resources of Washington Group and URS will bring together two world-class organizations and create a new global leader in our industry.  Together, we will be a more diversified, “single-source” vendor offering a full life cycle of planning, engineering, construction, and operations and maintenance services globally.

I look forward to updating you again as we approach the stockholders meeting.  Keep up the great work!

Sincerely,

Steve Hanks

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction are included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Forward-Looking Statements

Certain statements in this document may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S., state, and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives, including the satisfaction of terms and conditions for the proposed merger transaction with URS Corporation and in the closing and success of such proposed merger transaction. For additional risks and uncertainties impacting the forward-looking statements contained in this news release, please see “Note Regarding Forward-Looking Information” and “Item 1A. Risk Factors” in Washington Group’s annual report on Form 10-K for fiscal year 2006.